CUSIP No.	740444 10 4	Page	1	of	28

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

PREFORMED LINE PRODUCTS COMPANY
(Name of Issuer)
Common Shares, $2 par value per share
(Title of Class of Securities)
740444 10 4
(CUSIP Number)
Eric R. Graef
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143
(440) 461-5200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 19, 2006,
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	740444 10 4	Page	2	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Barbara P. Ruhlman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		1,672,496

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,672,496

WITH	10)	SHARED DISPOSITIVE POWER

		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,672,496

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.2%

14)	TYPE OF REPORTING PERSON (See Instructions)

	IN/ HC

CUSIP No.	740444 10 4	Page	3	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Robert G. Ruhlman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		306,304

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		108,080

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		306,304

WITH	10)	SHARED DISPOSITIVE POWER

		108,080

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	414,384

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14)	TYPE OF REPORTING PERSON (See Instructions)

	IN/ HC

CUSIP No.	740444 10 4	Page	4	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Abigail Ruhlman, individually and as Custodian for Jon Ryan Ruhlman and Maegan Ruhlman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		0

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,768

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10)	SHARED DISPOSITIVE POWER

		14,768

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,768

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14)	TYPE OF REPORTING PERSON (See Instructions)

	IN/ HC

CUSIP No.	740444 10 4	Page	5	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Randall M. Ruhlman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		166,266

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		93,312

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		166,266

WITH	10)	SHARED DISPOSITIVE POWER

		93,312

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	259,578

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.8%

14)	TYPE OF REPORTING PERSON (See Instructions)

	IN/ HC

CUSIP No.	740444 10 4	Page	6	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	The Thomas F. Peterson Foundation (34-6524958)

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		83,335

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,335

WITH	10)	SHARED DISPOSITIVE POWER

		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	83,335

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14)	TYPE OF REPORTING PERSON (See Instructions)

	OO/ HC

CUSIP No.	740444 10 4	Page	7	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Ethel B. Peterson Trust

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		200,226

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,226

WITH	10)	SHARED DISPOSITIVE POWER

		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	200,226

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.7%

14)	TYPE OF REPORTING PERSON (See Instructions)

	OO/ HC

CUSIP No.	740444 10 4	Page	8	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Randall M. Ruhlman ua Jon R. and Barbara P. Ruhlman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		0

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,656

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10)	SHARED DISPOSITIVE POWER

		46,656

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	46,656

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9%

14)	TYPE OF REPORTING PERSON (See Instructions)

	IN/ HC

CUSIP No.	740444 10 4	Page	9	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Robert G. Ruhlman ua Jon R. and Barbara P. Ruhlman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		0

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,656

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10)	SHARED DISPOSITIVE POWER

		46,656

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	46,656

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9%

14)	TYPE OF REPORTING PERSON (See Instructions)

	IN/ HC

CUSIP No.	740444 10 4	Page	10	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Richard M. Ruhlman, Trustee ua Richard M. Ruhlman Declaration of Trust

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		4,000

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,000

WITH	10)	SHARED DISPOSITIVE POWER

		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,000

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14)	TYPE OF REPORTING PERSON (See Instructions)

	IN/ HC

CUSIP No.	740444 10 4	Page	11	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Michael C. Ruhlman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		2,200

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,200

WITH	10)	SHARED DISPOSITIVE POWER

		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,200

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14)	TYPE OF REPORTING PERSON (See Instructions)

	IN/ HC

CUSIP No.	740444 10 4	Page	12	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	John D. Drinko, individually and as Trustee of the John D. Drinko Trust

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		553,178

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		553,178

WITH	10)	SHARED DISPOSITIVE POWER

		2,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	555,178

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.4%

14)	TYPE OF REPORTING PERSON (See Instructions)

	IN/ HC

CUSIP No.	740444 10 4	Page	13	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Elizabeth G. Drinko

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		0

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10)	SHARED DISPOSITIVE POWER

		2,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14)	TYPE OF REPORTING PERSON (See Instructions)

	IN/ HC

CUSIP No.	740444 10 4	Page	14	of	28

1)	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Frank B. Carr

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

	PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7)	SOLE VOTING POWER

NUMBER OF		6,000

SHARES	8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,000

WITH	10)	SHARED DISPOSITIVE POWER

		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14)	TYPE OF REPORTING PERSON (See Instructions)

	IN/ HC

CUSIP No.	740444 10 4	Page	15	of	28
               THIS AMENDMENT NO. 2 TO SCHEDULE 13D is filed jointly by the individual persons listed in Item 2 below. In this Schedule 13D, the individual persons listed in Item 2 below are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the transaction described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Common Shares beneficially owned by the other Reporting Persons or any other person. The agreement between the Reporting Persons relating to the joint filing of this Amendment to Schedule 13D is attached hereto as Exhibit 1. This joint filing shall also serve to amend the Schedule 13G most recently filed with the Securities and Exchange Commission (the “SEC”) by each of the following Reporting Persons: Barbara P. Ruhlman, Robert G. Ruhlman and John D. Drinko.
Item 1. Security and Issuer.
          This Statement on Schedule 13D relates to the Common Shares, $2 par value per share, of Preformed Line Products Company, an Ohio corporation, with principal offices at 660 Beta Drive, Mayfield Village, OH 44143.
Item 2. Identity and Background.
          (a) - (c) This Schedule 13D is being filed by the individual shareholders set forth below. Except where otherwise noted, the principal place of business of these shareholders is the principal address of the Company, 660 Beta Drive, Mayfield Village, OH 44143.

Shareholder/ Address	Occupation/ Employment

Barbara P. Ruhlman	Director
Preformed Line Products Company	President, Thomas F. Peterson Foundation
660 Beta Drive
Mayfield Village, OH 44143

Robert G. Ruhlman	Director
Preformed Line Products Company	Chief Executive Officer of the Company
660 Beta Drive
Mayfield Village, OH 44143

Abigail A. Ruhlman, individually and	Businesswoman
as Custodian for Jon Ryan Ruhlman
and Maegan Ruhlman
13211 Lake Shore Boulevard
Bratenahl, OH 44108

CUSIP No.	740444 10 4	Page	16	of	28

Randall M. Ruhlman	Director
Preformed Line Products Company	President of Ruhlman Motorsports
660 Beta Drive
Mayfield Village, OH 44143

The Thomas F. Peterson Foundation	Not applicable — Foundation
Attn: Barbara P. Ruhlman, President
660 Beta Drive
Mayfield Village, OH 44143

Ethel B. Peterson Trust	Not applicable — Trust
(On behalf of the separate trust held for Barbara P. Ruhlman only)

Attn:	John D. Drinko, Trust Advisor 3200 National City Center 1900 East 9th Street Cleveland, OH 44114

Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Randall M. Ruhlman ua Jon R. and Barbara P. Ruhlman	Not applicable — Trust

Attn:	Robert G. Ruhlman, Co-Trustee Randall M. Ruhlman, Co-Trustee Preformed Line Products Company 660 Beta Drive Mayfield Village, OH 44143

Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Robert G. Ruhlman ua Jon R. and Barbara P. Ruhlman	Not applicable — Trust

Attn:	Robert G. Ruhlman, Co-Trustee Randall M. Ruhlman, Co-Trustee Preformed Line Products Company 660 Beta Drive Mayfield Village, OH 44143

Richard M. Ruhlman, Trustee ua	Not applicable — Trust
Richard M Ruhlman Declaration of Trust
3384 Norwood Road
Shaker Heights, OH 44122

Michael C. Ruhlman	Author
2581 Berkshire Road
Cleveland, OH 44106

CUSIP No.	740444 10 4	Page	17	of	28

John D. Drinko, Individually and as	Director
Trustee of the John D. Drinko Trust	Senior Partner, Baker & Hostetler LLP
Baker & Hostetler LLP
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114

Elizabeth G. Drinko	Homemaker
c/o John D. Drinko
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114

Frank B. Carr	Director
2005 Chestnut Hills Drive	Private Investor
Cleveland Heights, OH 44106
          (d) - (e) During the last five years, the foregoing Reporting Persons have not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) The Reporting Persons are all United States citizens.
Item 3. Source and Amount of Funds or Other Consideration.
          The source of consideration for these Reporting Persons’ prior acquisitions of Common Shares is personal funds.
Item 4. Purpose of the Transaction.
          This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons to report that the Reporting Persons together no longer constitute a “group,” within the meaning of Section 13(d)(3) of the Act or NASDAQ Rule 4350. On September 8, 2006, the Reporting Persons terminated the Controlled Company Agreement, dated as of March 15, 2004 (the “CC Agreement”), attached as Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the SEC on March 24, 2004. Pursuant to the CC Agreement the Reporting Persons previously constituted a group which controlled more than 50% of the voting power of the Company.

CUSIP No.	740444 10 4	Page	18	of	28
Item 5. Interest in Securities of the Issuer.
          (a) - (b) The Reporting Persons will have the voting and dispositive power of the Common Shares set forth opposite his or her respective name below:

	Sole Voting and	Shared Voting and	Aggregate Beneficial
Reporting Person	Dispositive Power	Dispositive Power	Ownership
Barbara P. Ruhlman	1,672,496	0	1,692,496	*
Robert G. Ruhlman	306,304	108,080	414,384	**
Abigail A. Ruhlman, individually and as Custodian for Jon Ryan Ruhlman and Maegan Ruhlman	0	14,768	14,768
Randall M. Ruhlman	166,266	93,312	259,578
The Thomas F. Peterson Foundation	83,335	0	83,335
Ethel B. Peterson Trust (On behalf of the separate trust held for Barbara P. Ruhlman only)	200,226	0	200,226
Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Randall M. Ruhlman ua Jon R. and Barbara P. Ruhlman	0	46,656	46,656
Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Robert G. Ruhlman ua Jon R. and Barbara P. Ruhlman	0	46,656	46,656
Richard M. Ruhlman, Trustee ua Richard M Ruhlman Declaration of Trust	4,000	0	4,000
Michael C. Ruhlman	2,200	0	2,200
John D. Drinko, Individually and as Trustee of the John D. Drinko Trust	553,178	2,000	555,178
Elizabeth G. Drinko	0	2,000	2,000
Frank B. Carr	6,000	0	6,000

*	Includes 83,335 shares held by the Thomas F. Peterson Foundation, of which Barbara P. Ruhlman is President and a Trustee.

**	Includes 125,904 shares held by the Preformed Line Products Company Profit Sharing Trust, 93,312 shares held in trust for the benefit of Robert G. Ruhlman and his children (these 93,312 shares are also shown as being beneficially owned by Randall M. Ruhlman) and 14,768 shares owned by his wife or held by her as custodian or trustee (these 14,768 shares are also shown as being beneficially owned by Abigail Ruhlman).

CUSIP No.	740444 10 4	Page	19	of	28
          (c) On September 8, 2006 the Company purchased from Barbara P. Ruhlman 365,311 Common Shares in a privately negotiated transaction. The negotiated purchase price per share paid by the Company was $31.48 a 15% discount from the average closing price of the Common Shares over the 30 calendar days prior to September 8, 2006. Mrs. Ruhlman is a member of the Company’s Board of Directors and the mother of Robert G. Ruhlman and Randall M. Ruhlman, both of whom are also members of the Board of Directors. Robert G. Ruhlman is Chairman, President and Chief Executive Officer of the Company. The purchase was approved by the Audit Committee of the Board of Directors and the Board of Directors. Except for the September 8, 2006 sale by Mrs. Ruhlman there have been no other transactions in the Common Shares by these Reporting Persons during the past 60 days.
          (d) These Reporting Persons, based on their respective percentage ownership of the Common Shares to which this statement relates, shall have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The following individuals hold interests that exceed 5% of the Common Shares: Barbara P. Ruhlman, Robert G. Ruhlman and John D. Drinko.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Except as described under Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

CUSIP No.	740444 10 4	Page	20	of	28
EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Joint Filing Statement

Exhibit 2	Agreement to Terminate Controlled Company Agreement

CUSIP No.	740444 10 4	Page	21	of	28
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:      September 19, 2006

/s/ Caroline A. Saylor by Power of Attorney	*
Barbara P. Ruhlman

/s/ Caroline A. Saylor by Power of Attorney	*
Robert G. Ruhlman

/s/ Caroline A. Saylor by Power of Attorney	*
Abigail A. Ruhlman, individually and
as Custodian for Jon Ryan Ruhlman
and Maegan Ruhlman

/s/ Caroline A. Saylor by Power of Attorney	*
Randall M. Ruhlman

/s/ Caroline A. Saylor by Power of Attorney	*
The Thomas F. Peterson Foundation
By: Barbara P. Ruhlman, President

/s/ Caroline A. Saylor by Power of Attorney	*
Ethel B. Peterson Trust
By: John D. Drinko, Trust Advisor
(On behalf of the separate trust held
for Barbara P. Ruhlman only)

CUSIP No.	740444 10 4	Page	22	of	28

/s/ Caroline A. Saylor by Power of Attorney	*
Robert G. Ruhlman and Randall M. Ruhlman,
Trustees fbo Randall M. Ruhlman ua Jon R. and Barbara P. Ruhlman
By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

/s/ Caroline A. Saylor by Power of Attorney	*
Robert G. Ruhlman and Randall M. Ruhlman,
Trustees fbo Robert G. Ruhlman ua Jon R.
and Barbara P. Ruhlman
By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

/s/ Caroline A. Saylor by Power of Attorney	*
Richard M. Ruhlman, Trustee ua
Richard M Ruhlman Declaration of Trust
By: Richard M. Ruhlman, Trustee

/s/ Caroline A. Saylor by Power of Attorney	*
Michael C. Ruhlman

/s/ Caroline A. Saylor by Power of Attorney	*
John D. Drinko, individually and as
Trustee of the John D. Drinko Trust

/s/ Caroline A. Saylor by Power of Attorney	*
Elizabeth G. Drinko

/s/ Caroline A. Saylor by Power of Attorney	*
Frank B. Carr

*	Reference is made to Powers of Attorney granted by these Reporting Persons to Caroline A. Saylor in Section 4 of the Agreement to Terminate the Controlled Company Agreement filed herewith.

CUSIP No.	740444 10 4	Page	23	of	28
EXHIBIT 1
Joint Filing Statement
     We, the undersigned, hereby express our agreement that the attached Amendment No. 2 to Schedule 13D is filed on behalf of each of us.
Dated:      September 19, 2006

/s/ Caroline A. Saylor by Power of Attorney	*
Barbara P. Ruhlman

/s/ Caroline A. Saylor by Power of Attorney	*
Robert G. Ruhlman

/s/ Caroline A. Saylor by Power of Attorney	*
Abigail A. Ruhlman, individually and
as Custodian for Jon Ryan Ruhlman
and Maegan Ruhlman

/s/ Caroline A. Saylor by Power of Attorney	*
Randall M. Ruhlman

/s/ Caroline A. Saylor by Power of Attorney	*
The Thomas F. Peterson Foundation
By: Barbara P. Ruhlman, President

/s/ Caroline A. Saylor by Power of Attorney	*
Ethel B. Peterson Trust
By: John D. Drinko, Trust Advisor
(On behalf of the separate trust held
for Barbara P. Ruhlman only)

CUSIP No.	740444 10 4	Page	24	of	28

/s/ Caroline A. Saylor by Power of Attorney	*
Robert G. Ruhlman and Randall M. Ruhlman,
Trustees fbo Randall M. Ruhlman ua Jon R.
and Barbara P. Ruhlman
By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

/s/ Caroline A. Saylor by Power of Attorney	*
Robert G. Ruhlman and Randall M. Ruhlman,
Trustees fbo Robert G. Ruhlman ua Jon R.
and Barbara P. Ruhlman
By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

/s/ Caroline A. Saylor by Power of Attorney	*
Richard M. Ruhlman, Trustee ua
Richard M Ruhlman Declaration of Trust
By: Richard M. Ruhlman, Trustee

/s/ Caroline A. Saylor by Power of Attorney	*
Michael C. Ruhlman

/s/ Caroline A. Saylor by Power of Attorney	*
John D. Drinko, individually and as
Trustee of the John D. Drinko Trust

/s/ Caroline A. Saylor by Power of Attorney	*
Elizabeth G. Drinko

/s/ Caroline A. Saylor by Power of Attorney	*
Frank B. Carr

*	Reference is made to Powers of Attorney granted by these Reporting Persons to R. Caroline A. Saylor in Section 4 of the Agreement to Terminate the Controlled Company Agreement filed herewith.

CUSIP No.	740444 10 4	Page	25	of	28
EXHIBIT 2
AGREEMENT TO TERMINATE
CONTROLLED COMPANY AGREEMENT
          THIS AGREEMENT TO TERMINATE CONTROLLED COMPANY AGREEMENT (this “Agreement”) is made and entered into as of the 8th day of September 2006, by and among the persons identified on, and signing, the signature pages hereto (hereinafter referred to collectively as “Shareholders” and individually as a “Shareholder”) for the purpose of terminating the Controlled Company Agreement by and among the Shareholders dated March 15, 2004 (the “Control Agreement”).
W I T N E S S E T H:
          WHEREAS, Preformed Line Products Company, an Ohio corporation (the “Company”), as of July 28, 2006 had 5,725,570 Common Shares, $2 par value (the “Shares”) issued and outstanding;
          WHEREAS, the Shares are traded on the NASDAQ National Market;
          WHEREAS, the Shareholders have record and beneficial ownership of, or have the right to vote, common shares of the Company;
     WHEREAS, on March 15, 2004 the Shareholders owned (or controlled the vote of) more than 50% of the voting power of the Company;
     WHEREAS, on March 15, 2004 the Shareholders entered into the Control Agreement, thereby qualifying the Company as a “Controlled Company” under NASDAQ’s rules and regulations (the “NASDAQ Rules”);
     WHEREAS, under the NASDAQ Rules a Controlled Company is exempt from certain corporate governance requirements of the NASDAQ Rules; and
     WHEREAS, the Shareholders now desire to terminate the Control Agreement;
          NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, the sufficiency of which is hereby acknowledged, the Shareholders agree as follows:
          1. Termination of Control Agreement. At the close of business on the date hereof, the Control Agreement shall terminate and shall be null and void and no party to the Control Agreement shall have any future obligations thereunder.

CUSIP No.	740444 10 4	Page	26	of	28
          2. Williams Act Reports. The Shareholders shall execute and file with the Securities and Exchange Commission an amendment to Schedule 13D, if upon the advice of counsel such amendment is required, relating to termination of the control group established by Control Agreement. The Shareholders understand that this Agreement may be required to be filed as an exhibit to such filing. Robert G. Ruhlman or his designee (“Ruhlman”) shall coordinate any preparation and filing of the amendment to Schedule 13D.
          3. Applicable Law. This Agreement and the construction and interpretation of the provisions hereof shall be governed by the laws of the State of Ohio, without regard to the State of Ohio’s principles of conflicts of law.
          4. Limited Power of Attorney. Each Shareholder, by executing this Agreement, hereby irrevocably constitutes and appoints each of Robert G. Ruhlman, Caroline A. Saylor and R. Steven Kestner, signing singly, with full power of substitution, as the Shareholder’s true and lawful attorney-in-fact, on behalf of the Shareholder and in the Shareholder’s name, place and stead to:
     1. make, execute, swear to, acknowledge, deliver and file in the Shareholder’s capacity as an owner or person controlling the vote of the common shares of the Company an amendment to Schedule 13D reflecting the termination of the Control Agreement; and
     2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such amendment to Schedule 13D, complete and execute any amendment thereto, and timely file such amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority.
          Each Shareholder hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Shareholder might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. Each Shareholder acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of Shareholders, are not assuming, nor is the Company assuming, any of the Shareholders’ responsibilities to comply with any provision of the Securities Exchange Act of 1934.
          5. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

CUSIP No.	740444 10 4	Page	27	of	28
          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Shareholders signing below as of the date first above written.

Shareholder

Immediate Family:

/s/ Barbara P. Ruhlman
Barbara P. Ruhlman

/s/ Robert G. Ruhlman
Robert G. Ruhlman

/s/ Abigail A. Ruhlman
Abigail A. Ruhlman, individually and
as Custodian for Jon Ryan Ruhlman
and Maegan Ruhlman

/s/ Randall M. Ruhlman
Randall M. Ruhlman

Others:

The Thomas F. Peterson Foundation

By:	/s/ Barbara P Ruhlman
Barbara P. Ruhlman, President

Ethel B. Peterson Trust

By:	/s/ John D. Drinko

John D. Drinko, Trust Advisor
(On behalf of the separate trust held
for Barbara P. Ruhlman only)

Robert G. Ruhlman and Randall M. Ruhlman,
Trustees fbo Randall M. Ruhlman UA Jon R.
and Barbara P. Ruhlman

By:	/s/ Robert G. Ruhlman
Robert G. Ruhlman, Co-Trustee

By:	/s/ Randall M. Ruhlman
Randall M. Ruhlman, Co-Trustee

CUSIP No.	740444 10 4	Page	28	of	28

Robert G. Ruhlman and Randall M. Ruhlman,
Trustees fbo Robert G. Ruhlman UA Jon R.
and Barbara P. Ruhlman

By:	/s/ Robert G. Ruhlman
Robert G. Ruhlman, Co-Trustee

By:	/s/ Randall M. Ruhlman
Randall M. Ruhlman, Co-Trustee

Richard M. Ruhlman, Trustee ua
Richard M Ruhlman Declaration of Trust

By:	/s/ Richard M. Ruhlman
Richard M. Ruhlman, Trustee

/s/ Michael C. Ruhlman

Michael C. Ruhlman

/s/ John D. Drinko

John D. Drinko, Individually and as
Trustee of the John D. Drinko Trust

/s/ Mrs. John D. Drinko

Mrs. John D. Drinko

/s/ Frank B. Carr

Frank B. Carr